Faegre Drinker Biddle & Reath LLP

320 S. Canal Street, Suite 3300

Chicago, IL 60606

www.faegredrinker.com

December 20, 2022

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Solomon and Lisa Ragen

Re: Nomura Alternative Income Fund and Nomura Private Capital LLC File No. 812-15414

Dear Mses. Solomon and Ragen:

We are writing on behalf of the Nomura Alternative Income Fund (the “Fund”) and Nomura Private Capital LLC (collectively, the “Applicants”) to respectfully request the withdrawal of the Applicants’ application, originally filed with the Securities and Exchange Commission on December 2, 2022, for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from the provisions of Sections 18(a)(2), 18(c) and 18(i) thereunder, and pursuant to Sections 6(c) and 23(c) of the Act for an order of exemption from Rule 23c-3 thereunder and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder for an order permitting the Fund to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution fees and/or service fees with respect to certain classes (the “Application”).

The Applicants respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or need further information, please call me at (312) 569-1107.

* * *

Sincerely,

/s/ David L. Williams

David L. Williams